

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 5, 2006

<u>Via Mail and Fax</u>

Richard J. Heckmann
Chief Executive Officer
K2 Inc.
5818 El Camino Real
Carlsbad, CA 92008

> **RE:** **K2 Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **File Number: 001-04290**

Dear Mr. Heckmann:

We have reviewed the above referenced filing and have the following comments. Where indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 48
Note 1—Summary of Significant Accounting Policies, page 48
Revenue Recognition, page 48

1. Please explain to us and disclose the rights of return you provide your customers. If applicable, highlight any differences in rights of return between different classes of customers and/or types of products.

Note 5 – Intangible Assets, page 58
Brass Eagle Impairment

2. In connection with your 2005 interim test of impairment for the Brass Eagle trademark, please explain to us in detail why it was appropriate to assume a sales growth rate of 5% when sales of paintball products were lower by 27% when compared to the same nine month period in 2004. In addition, provide us your interim impairment test.

3. Please explain to us why you did not test the Brass Eagle goodwill prior to your annual test in light of the 27% decrease in paintball revenue through September 30, 2005.

4. We note that paintball revenue increased from $62.7 million in the first nine months of 2003 for the predecessor entity to $73.8 million in the first nine months of 2004 for K2, an increase of 18%. Please explain to us in detail the reason for the increase. As part of your response, explain to us the reasons for the "soft" retail environment for paintball products that existed during 2003 and 2005. In this regard, we note that when compared to 2002, revenue decreased in the first and second quarters of 2003 by 33.3% and 7.9%, respectively. Refer to Brass Eagle Inc.'s 2003 filings with the Commission, as appropriate.

5. Please provide us a quarterly analysis of revenue by Brass Eagle customer for 2003, 2004, and 2005. In addition, tell us the right of return that Brass Eagle gives its customers and tell us whether there were any changes in sales terms subsequent to your acquisition of Brass Eagle in 2003. Finally, tell us whether there were any significant returns of product from Brass Eagle customers during 2005.

6. Please tell us whether you monitor sell through of Brass Eagle products. If you do monitor sell through, provide us the sell through information that you have in your possession and any related analysis.

7. You state in a press release dated April 20, 2005 that you had *previously* forecasted the softness in the paintball market. Please tell us when and how you initially forecasted this softness.

Action Sports and Team Sports Impairments

8. Please tell us the date(s) you test goodwill of the Action Sports and Team Sports reporting units for impairment. In addition, provide us the 2004 and 2005 valuations used to determine fair value for each of these reporting units and the related allocation process analysis that you performed in 2005. Finally, explain to us in detail the reason for the lower expected cash flows for each of these reporting units.

9. We note that soft market demand existed for in-line skates in 2004, and that sales for Team Sports, exclusive of acquisitions, declined in 2004 as well. In this regard, please explain to us why no interim goodwill impairment testing was performed for the Action and Team Sports segments in 2005.

10. Please explain to us the reasonableness of the gross profit margin percentages assumed in the 2004 annual goodwill impairment testing as disclosed in your 2004 Form 10-K relative to historical percentages. Specifically, explain to us your basis for assuming percentages higher than the historical experience of the most three recent fiscal years. Also, tell us the gross profit margin percentages assumed in the 2005 annual goodwill testing and the reasonableness of such in regard to historical experience.

Note 8 – Commitments and Contingencies, page 67

11. In regard to EIFS litigation and claims, please explain to us your accounting for the related costs and claims. In particular, tell us whether you record a liability for the gross amount of costs and claims, record a separate receivable for amounts to be paid by or recoverable from insurers, and, if so, where each of these are classified in your balance sheet. Tell us and, if material, disclose the gross dollar amount of claims pending, the amount of insurance coverage with respect to these claims, liability accrued and amounts paid by the company at or through December 31, 2005. Explain to us and disclose in more detail what is meant by insurers' "reservation of rights," the amount of claims subject to such rights, the impact such rights have on the amount of insurance coverage available for subject claims, the conditions under which insurers would not pay the claims or reimburse you for claims you may have paid, and the uncertainty with respect to insurance coverage.

12. If you have not accrued a liability with respect to EIFS litigation and claims, please explain to us why your accounting is appropriate and how the risk of loss for related amounts has been completely transferred to others and what recourse to you there is for these amounts.

Note 14 – Segment Data, page 84

13. Please explain to us why you have not provided the disclosure required by paragraph 37 of SFAS 131.

Schedule II – Valuation and Allowance Accounts

14. Please explain to us the reason for the material increase in amounts charged to cost and expenses for 2004.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Dudley W. Mendenhall, Senior Vice President and Chief Financial Officer